UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended September 30, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2

☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   ☐        The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The real estate market continues to suffer through one of its worst debt crises which has affected Registrant's 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of Registrant’s general partner.  Registrant also has a $22,000,000 unsecured credit facility which is past due. Registrant and the holder of the credit facility continue to have discussions for options to cure the default.  There can be no assurance that the holder will continue those discussions for options to cure the default or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such options. Registrant has drafted its quarterly report on Form 10-Q for the period ended September 30, 2010 but is still reviewing the footnote disclosures and MD&A narrative related to its 30% interest in Sentinel Omaha, LLC and the unsecured credit facility and expects to file the Form 10-Q within 5 days after the due date for Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
                And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                                              (Area Code)           (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [ X ]    No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]
If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3
Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three and nine months ending September 30, 2010 and 2009. During the third quarter 2010, Registrant commenced a marketing plan to sell its property located in Naperville, Il. (“175 Ambassador”).  As a result, Registrant is reporting its investment in 175 Ambassador as a property held for sale and has retrospectively reported the property’s results of operations as income (loss) from discontinued operations on the attached consolidated statement of operations.  Registrant anticipates reporting a net loss from continuing operations of approximately $782,000 for the nine months ended September 30, 2010, an improvement of approximately $22,817,000 as compared to a net loss of $23,599,000 for the same period in 2009.   Equity in net loss of investments is anticipated to improve $22,851,000 to $0 for the nine months ended 2010 from a loss of $22,851,000 for 2009. As of September 30, 2009, Registrant reserved 100% of the reported value of its investment in Omaha.  For the nine months ended September 30, 2010, Registrant’s share of the equity in net loss for Omaha was $1,457,000.  However, since Registrant previously reserved 100% of the reported value of its investment in Omaha, Registrant reports net zero loss for the nine months ended September 30, 2010 on the consolidated statement of operations.  The Omaha investment reports on a fair value basis and due to the continued mortgage crisis, stagnant real estate market and slow economy, the investment in Omaha reported a small additional write-down in the value of its real estate portfolio and related mortgages for the nine months ended September 30, 2010.

General Real Estate Risks
This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

Debt Servicing and Financing
Some borrowers still find it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant.  If prevailing capital market conditions result in higher interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition.  Further, if any of the Registrant's properties are mortgaged to secure payment of indebtedness and the Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s unsecured credit facility matured October 1, 2008.   The holder of the unsecured debt had formally extended the maturity to February 28, 2009. On July 1, 2009 Registrant received written notice from the holder which makes demand for the immediate payment of the unsecured credit facility.  If the outstanding obligation is not paid, the holder may initiate appropriate action to collect the outstanding obligations, including enforcement of its rights and remedies under the loan documents or applicable law. The holder and Registrant continue to discuss options for curing the default. There can be no assurance that the holder will offer such options or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such options.

Registrant has a $6,509,049 mortgage secured by the property located at 175 Ambassador Drive. On October 1, 2010, Registrant executed a Forbearance Agreement (“Forbearance Agreement”) with the holder of the mortgage.  Although the mortgage matured on October 5, 2010, the holder has agreed not to pursue its rights or remedies between October 5, 2010 and December 30, 2010.  Registrant continues to make monthly payments to the holder of the mortgage of principal and interest under the original terms of the mortgage.

SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2010                                                                By /s/ John H. Zoeller
                                      John H. Zoeller
                    Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2010	2009	2010	2009
Revenues:
Base rental income	$433,831	$429,758	$1,298,778	$1,260,691
Other rental income	203,359	180,532	668,640	691,010
Interest	-	11	-	165

Total revenues	637,190	610,301	1,967,418	1,951,866

Expenses:
Real estate operating expenses	109,950	77,458	334,834	334,725
Interest on mortgage notes &
unsecured loan payable	272,012	270,689	807,749	822,154
Depreciation and amortization	123,180	122,363	369,541	367,091
Real estate taxes	150,670	139,331	451,722	464,329
Management fees	218,409	216,831	651,109	643,003
Other	54,098	42,204	134,156	68,236

Total expenses	928,319	868,876	2,749,111	2,699,538

Loss from operations	(291,129)	(258,575)	(781,693)	(747,672)

Equity in net loss of investment	-	(18,848,246)	-	(22,851,207)

Loss from continuing operations	(291,129)	(19,106,821)	(781,693)	(23,598,879)

Income from discontinued operations	111,844	104,063	313,522	286,087

Net loss	(179,285)	(19,002,758)	(468,171)	(23,312,792)

Loss allocated to general partner	(23)	(2,451)	(60)	(3,007)

Loss allocated to limited partners	$(179,262)	$(19,000,307)	$(468,111)	$(23,309,785)

Earnings (loss) per unit of limited partnership
interest (basic and diluted)

Continuing operations	$(37.55)	$(2,464.44)	$(100.82)	$(3,043.84)

Discontinued operations	$14.43	$13.42	$40.44	$36.90

Net loss	$(23.12)	$(2,451.02)	$(60.39)	$(3,006.94)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753	7,753